Exhibit 21.1

Subsidiaries of CrossAmerica Partners LP

Name	State
LGP Operations LLC	Delaware
LGP Finance Corp.	Delaware
Lehigh Gas Wholesale LLC	Delaware
LGP Realty Holdings GP LLC	Delaware
LGP Realty Holdings LP	Delaware
Lehigh Gas Wholesale Services, Inc.	Delaware
Petroleum Marketers, Incorporated	Virginia
Express Lane, Inc.	Florida